January 4, 2008
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	James Guigliano
Staff Accountant

Re:	Grey Wolf, Inc.
Form 10-K for fiscal year ended December 31, 2006
Filed February 27, 2007
File No. 001-8226
Dear Mr. Guigliano:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”). Per our conversation, the Company is currently assembling the information necessary to respond to the staff’s comment letter dated December 1, 2007, and will submit a response to the staff’s comments on the above referenced filing by February 1, 2008.
     In the interim if the staff has questions, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours,
/s/ Bryan K. Brown
Bryan K. Brown

BKB/an

cc:	David Wehlmann, Grey Wolf, Inc.
Nick Nicholas {of the Firm}